Sutherland
 o Asbill & o                                       1275 Pennsylvania Ave., NW
Brennan LLP                                         Washington, DC  20004-2415
                                                              tel 202.383.0100
 ATTORNEYS AT LAW                                             fax 202.637.3593
                                                                www.sablaw.com

   CYNTHIA M. KRUS
   DIRECT LINE: 202.383.0218
   Internet: cynthia.krus@sablaw.com

                                                   May 18, 2004

VIA EDGAR
---------

Vincent J. Distefano, Esq.
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

         Re:      Technology Investment Capital Corp.

Dear Mr. Distefano:

         On behalf of Technology Investment Capital Corp. (the "Company"),
this letter addresses a comment given to the Company in connection with the review of their preliminary proxy materials filed on April 19, 2004 (the
``Proxy''). Specifically, you have requested a statement from the Company regarding its current intentions with respect to its potential use of leverage.

         Neither the Company nor its investment adviser, Technology Investment
Management, LLC ("TIM") has any current plans to utilize leverage. As stated in the Proxy, the Company may utilize leverage to some degree in the future after the proceeds from its initial public offering ("IPO") are substantially invested. The Company estimates that it will take at least one year from the completion of its IPO to become substantially invested, depending on the availability of attractive opportunities and market conditions.

         Once the Company has substantially invested the proceeds from its IPO, it may raise additional capital by issuing equity or utilizing leverage, based on the prevailing market conditions at that time. The Company will examine the respective benefits and costs to the Company and its shareholders of raising additional funds for investment through the use of issuing stock and utilizing leverage and make a determination at that time as to the best way to raise additional capital. At this time, the Company has made no determination as to which method of raising funds it will use once the proceeds of the IPO are invested.

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      Atlanta o Austin o Houston o New York o Tallahassee o Washington, DC

Vincent J. Distefano, Esq.
May 18, 2004

         If you should have any questions or require anything further, please contact the undersigned at 202-383-0218.

                                         Sincerely,

                                         /s/ Cynthia M. Krus

                                         Cynthia M. Krus

cc:      Mr. Saul B. Rosenthal/TICC